Exhibit 99.2

March 2012

Focus Media Holding Limited

and

JIANG Nanchun

Service Agreement

THIS SERVICE AGREEMENT (hereinafter the “Agreement”) is made as of March 2012 by and between the following two parties:

(1)	Focus Media Holding Limited, a limited company duly incorporated and existing under the laws of Cayman Islands (hereinafter referred to as “Party A”); and

(2)	JIANG Nanchun Singapore Citizen, with passport No. E2495449F (hereinafter referred to as “Party B”).

RECITALS

Upon friendly consultation based upon the principle of equality and willingness between the above parties, Party A has agreed to employ Party B and Party B has agreed to be employed as CEO of Party A, upon the following terms and conditions:

IT IS HEREBY AGREED as follows:

1	EMPLOYMENT

1.1	Upon and subject to the terms and conditions specified in the Agreement, Party A shall employ Party B as CEO and Party B shall serve Party A as CEO.

1.2	To give effect of the employment of Party B aforesaid, Party A shall procure that Party B be nominated and appointed as CEO of Party A by the Compensation Committee (the “Committee”) of its Board of Directors (the “Board”).

2	TERM OF AGREEMENT

Upon the approval by the Committee, the appointment of Party B as CEO shall commence from March 1st, 2012 and shall continue for a fixed term until, and terminate on, Feb. 28, 2018, provided that it may be terminated earlier in any circumstances in accordance with Clauses 7.1 or 7.2 of the Agreement.

3	DUTIES

3.1	Party B hereby represents and undertakes that he shall perform his duties as CEO in compliance with any and all Cayman Islands law, listing rules and securities regulations of the United States of America, any other laws, regulations, standards, as amended, modified or re-enacted from time to time which are applicable to the performance of his duties and the exercise of his powers hereunder, articles of association of Party A and all reasonable and lawful directions, regulations and resolutions given to him by or under the authority of the Board.

3.2	Party B hereby acknowledges that he shall carry out all duties and responsibilities as CEO in a diligent and competent manner and shall, except when he shall be prevented by ill health or injury, devote his full working time, attention and abilities to the business of Party A. Party B hereby undertakes not to engage in any activity or business that directly or indirectly competes with, or causes harm to, the business of Party A and/or any of its affiliates.

3.3	Subject to the notice to (in writing if so requested), together with the prior written approval obtained from, the Board, Party B shall be entitled to engage in such part time employment, or such consulting and/or advisory service, for any companies, which shall not by any means in conflict of interest nor cause any harm to Party A and/or any of its affiliates.

3.4	Place of work of Party B shall primarily be in Hong Kong but Party B is required to travel as needed which Party B is obliged to.

4	COMPENSATION AND EXPENSES

4.1	As remuneration for his service to Party A as CEO, since the commencement of the employment, Party B shall be entitled to receive from Party A an annual pre-tax salary at the rate of RMB500,000 per annum, with the corresponding amount of individual income tax chargeable to which sum shall be borne by Party B at his own cost. Such annual pre-tax salary shall be payable by depositing into the designated bank account of Party B.

(a)	an equal monthly installments of RMB41666 per month in arrear on or before the 5th of each next month shall be paid to Party B; and

(b)	for any incomplete month of services due to termination of the Agreement for any reason, the monthly installments of RMB41666 for such incomplete month shall be paid pro rata to Party B.

4.2	Party B shall also be entitled to receive the standard medical insurance scheme selected and maintained by Party A from time to time and other employee benefits as provided by Party A to its employees.

4.3	During the term of the Agreement, Party B shall be reimbursed for all reasonable travelling, hotel and other expenses incurred in the performance of his services hereunder to Party A and/or any of his work as the interests, needs, business and opportunities of Party A will, in Party A’s opinion, require or make advisable, subject to such amount as permitted by the applicable laws and policies upon his presentation of the relevant receipts and/or valid invoices to Party A. Party A may choose to make deposit to Party B in advance for settlement of the aforesaid necessary costs and expenses, against Party B’s undertaking that he will provide Party A with valid invoices and receipts after using such deposit as soon as practical or on a regular basis in accordance with Party A’s requirement to clear such costs and expenses.

5	NON-COMPETITION

Party B undertakes that during his employment with Party A as CEO and within 12 months after the termination of his employment with Party A, Party B shall not in any way engage in the business, or seek and/or accept any capacity or occupation with any company or any other organization, that directly or indirectly competes with Party A and/or any of its affiliates.

6	CONFIDENTIALITY

6.1	Party B acknowledges that during the performance of his duties hereunder, he will be in contact with any of the trade secrets or other confidential information relating to, belonging to or kept by Party A including but not limited to any documents, material, data, information, plan and inside information relating to customers, suppliers, product prices and/or business of Party A and/or any of its affiliates (the “Confidential Information”). Party B acknowledges that the Confidential Information shall be solely owned and/or kept by Party A.

6.2	At any time during the continuance of Party B’s employment with Party A, or anytime after the termination of his employment as CEO, Party B undertakes that:

(a)	he shall not divulge or disclose any of the Confidential Information to any third party in any manner, save for the relevant employees of Party A or consultants hired by Party A necessary for performance of his duties hereunder or under the authorization of the Board or under an order from a competent court;

(b)	he shall not use any of the Confidential Information for the benefit of himself, his relatives and friends or any other third party without any prior written consent from Party A; and

(c)	he shall take all necessary acts and precautions to prevent the Confidential Information from being divulged or disclosed to any third party who are not consented to by Party A.

6.3	Upon the expiry of the Agreement or earlier dismissal of Party B, Party B shall immediately return all information and material that are related to the business of Party A and/or any of its affiliates and under possession or control of Party B (regardless whether provided by Party A or not), including but not limited to Party A’s documents, personal notes, records, reports, manuals, drawings, tables, discs and tapes, in a prompt, complete and effective manner.

6.4	Party B agrees that any intellectual property right created, invented, made or produced by Party B during the performance of the Agreement, shall solely belong to Party A, except for any intellectual property rights created, invented, made or produced outside Party B’s working hours and without any use of any property or resources of Party A and/or any of its affiliates.

7	TERMINATION

7.1	Except as otherwise specified by any resolution of the Board, Party B’s employment may be terminated by Party A forthwith without any notice or payment in lieu of notice upon occurrence of any of the following events:

(a)	the death of Party B; or

(b)	Party B is prohibited to act as CEO by any applicable laws, rules, regulations, guidelines or abstracts; or

(c)	Party B fails to fully perform his duties hereunder due to health reasons for more than 3 months; or

(d)	Party B materially, repeatedly or continuously breaches of his obligations hereunder; or

(e)	Party B commits serious misconduct or gross negligence in the performance of the duties required of him hereunder; or

(f)	Party B’s acts or omission cause serious harm to the reputation of Party A and/or any of its affiliates, or material harm to the business and other benefits of Party A and/or any of its affiliates; or

(g)	Party B has mental impairment or can be regarded as having mental illness under any applicable law and regulations related to mental health; or

(h)	Party B is subject to any criminal offence, provided that in a reasonable opinion of the Board that such offence does not affect his position in Party A.

7.2	Save as expressly set out in Clause 7.1, Party A may terminate the employment relationship with Party B by written notice upon occurrence of any of the following events:

(a)	Party B has been incapacitated by ill-heath or accident from performing his duties hereunder for a period aggregating 30 days or more in any period of 3 months, under which Party A may by written notice to Party B forthwith terminate Party B’s CEO position at any time after 10 days of his receipt of such notice;

(b)	Party B breaches his obligations as CEO or the terms and conditions hereof, and fails to correct such after being warned by Party A, under which Party A may give written notice to Party B to terminate his employment; or

(c)	Party B intentionally cause harm or commits gross negligence so as to cause damage or harm to Party A during the performance of his duties hereunder, under which Party A may give written notice to Party B to terminate his employment;

No delay or forbearance by Party A in exercising any of its termination rights under Clauses 7.1 or 7.2 shall be construed as a waiver of such rights.

7.3	In case the employment is terminated earlier in accordance with Clause 7.1 or 7.2, such termination shall not affect any rights that Party A may have against Party B. Clauses 5 and 6 shall survive and remain valid.

7.4	Each party may terminate the Agreement with 60-day prior written notice to the other party.

7.5	In the event the employment of Party B terminates, regardless the reason and manner of such termination and whether a notice has been given, Party B agrees that he shall not allege and claim to continue to have any relationship with Party A at any time after such termination.

7.6	During his employment with Party A and within 12 months after the termination of his employment with Party A, Party B must not, on his own behalf or on behalf of any other person, to solicit any employee, manager, director or supervisor of Party A to leave his/her employment, whether such leave violates his/her employment term with Party A.

8	DEFAULT AND ARBITRATION

8.1	If any party hereto breaches his/its obligation hereunder, the other party is entitled to remedies taken within a reasonable time limit, specific performance, interference preclusion, damages and any other statutory remedies. Subject to Clause 7.2, no failure to exercise nor partial exercise of any or all rights herein or statutory remedies herein provided shall operate as a waiver thereof.

8.2	If Party B is in breach of his obligations herein, Party A may also be entitled to take remedies in accordance with its articles of association, as amended, modified or re-enacted from time to time.

8.3	Any dispute, controversy or claim resulting from or in connection with the Agreement, including the validity, invalidity, enforceability, breach or termination thereof (the “Dispute”), shall be firstly resolved by friendly negotiations between Party A and Party B. If the Dispute remains unsolved through negotiations within 30 days, either party hereto may submit the Dispute to arbitration.

8.4	The Dispute when submitted to arbitration shall be the entire dispute, controversy or claim. Any senior management officer of Party A and a claim under the same cause or is required to participate the claim shall be bound by arbitration.

8.5	Unless otherwise expressly stated herein, the arbitration shall be conducted in the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “Rules”) in force when the notice of arbitration is submitted in accordance with the Rules. The number of arbitrators shall be [three/one], and the arbitration proceeding shall be conducted in Chinese and English.

8.6	The arbitral award from HKIAC shall be final and binding on both parties hereto.

8.7	Any submission for arbitration shall de deemed as authorizing HKIAC to hold any arbitration proceeding and announce the arbitral award in public.

9	MISCELLANEOUS

9.1	The Agreement is an agreement concerning the services provided by Party B to Party A in person. Therefore, no right, benefit, obligation, duty of either party hereunder shall be transferred, assigned or entrusted to any third party, save for the reconstruction or amalgamation of Party A and/or any of its affiliates.

9.2	No amendment or modification of the Agreement, whether by way of addition, deletion or other change of its terms, shall be valid or effective unless a variation is mutually agreed by the parties hereto in writing.

9.3	The heading hereof is for convenience only and shall not be adversely construe against the meanings and interpretation of the terms hereof.

9.4	The applicable law as mentioned throughout the Agreement shall include but not limited to any laws, regulations, provisions, interpretations, decrees of Cayman Island and the United States Security and Exchange Commission, as amended, modified and re-enacted from time to time.

9.5	The conclusion, validity, interpretation and execution of the Agreement shall be governed by and construed in accordance with the Cayman Island law.

9.6	The various provisions of the Agreement are severable and if any provision is held to be unenforceable by any court of competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions in the Agreement.

9.7	None of the provisions of the Agreement shall be deemed to constitute a partnership or joint venture between to both parties for any purpose.

9.8	Any reference to a Clause is a reference to such clause of the Agreement.

9.9	Any written notice referred herein shall be delivered in person, by hand or by post. If Party B changes his address, he shall notify Party A within 14 days after such change. If Party B provides Party A with a fax number, any written notice may be delivered via facsimile.

9.10	The Agreement shall be executed in two original copies, each of which shall be kept by a party hereto.

9.11	The Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

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IN WITNESS THEREOF, the parties hereto have hereby duly executed the Agreement in the day and year first before written.

SIGNED by Florida Fang Wei	)
as the HR Director,	)
for and on behalf of	)
Focus Media Holding Limited	)
in the presence of:-)

SIGNED by	)
JIANG Nanchun	)
in the presence of:-)